EX-99.Y

January 16, 2008

Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, NJ 08619
Attention: Andrew Sheldrick, General Counsel

Dear Andrew:

          Reference is hereby made to that certain (i) Employment Agreement, dated as of February 9, 2007 (the “Employment Agreement”), by and between Steven Scheyer (the “Executive”) and Ascendia Brands, Inc. (the “Company”) pursuant to which, among other things, the Company was obligated to pay the Executive a cash bonus in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Special Bonus”) on January 1, 2008 and (ii) letter agreement, dated as of February 9, 2007, by and among Prentice Capital Management, LP, Prencen Lending LLC (“Prencen Lending”) and the Executive pursuant to which, among other things, Prencen Lending guaranteed payment of the Special Bonus to the Executive (the “Guaranty”).

          In connection with the Company’s proposed restructuring (the “Restructuring”), the Company and Prencen Lending hereby agree as follows:

          Upon consummation of the Restructuring, Prencen Lending shall pay the Special Bonus to the Executive pursuant to the Guaranty (less the amounts being withheld by Prencen Lending, as withholding agent, pursuant to the next sentence). Prencen Lending shall withhold from the Special Bonus and deliver to the appropriate governmental authorities all federal, state and other applicable income withholding taxes, as well as the employee portion of the FICA tax, pertaining to the Special Bonus. With respect to the Special Bonus, the Company shall issue a Form W-2 to the Executive and shall deliver to the appropriate governmental authorities the employer’s portion of the FICA tax.

          The Company shall reimburse Prencen Lending for payment of the Special Bonus, with interest at the lowest short-term applicable federal rate, as follows: (i) on April 30, 2008 and on the last business day of each of the next seven (7) subsequent months, the Company shall pay Prencen Lending $208,333.33 and (ii) on December 31, 2008, the Company shall pay Prencen Lending $833,333.36 (plus any amounts, if any, that the Company has previously failed to pay pursuant to clause (i) above), plus the accrued but unpaid interest relating to the payment of the Special Bonus by Prencen Lending. No amounts shall be withheld or deducted by the Company from the payments made to Prencen Lending pursuant to the immediately preceding sentence.

          This letter agreement shall become effective upon (i) consummation of the Restructuring and (ii) amendment to the Permitted Senior Indebtedness (as defined below) permitting payment by the Company to Prencen Lending of the amounts due and owing hereunder. For purposes of this letter agreement, the term (1) “Permitted Senior

Indebtedness” means the WFF Facility, the Watershed facility and the Third Lien Notes; (2) “WFF Facility” means the Credit Agreement dated as of February 9, 2007 between the Company and each of its subsidiaries signatory thereto, as borrowers, and Wells Fargo Foothill, Inc. as arranger and administrative agent and the other lenders party thereto and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time; (3) “Watershed Facility” means the Second Lien Credit Agreement dated as of February 9, 2007 between the Company and each of its subsidiaries signatory thereto, as borrowers, the lenders signatory thereto, Wells Fargo Foothill, Inc., as the collateral agent, and Watershed Administrative, LLC, as the administrative agent and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time; and (4) “Third Lien Notes” means each of (A) the Secured Convertible Note, dated February 9, 2007 in the initial principal amount of $76,000,000 issued by the Company to Prencen Lending; (B) the Secured Convertible Note, dated February 9, 2007 in the initial principal amount of $2,084,568 issued by the Company to Watershed Capital Partners, L.P.; and/or (C) the Secured Convertible Note, dated February 9, 2007 in the initial principal amount of $7,915,432 issued by the Company to Watershed Capital Institutional Partners, L.P., in each case, as may be amended, supplemented or modified.

          This letter agreement shall be enforced, governed and construed in all respects in accordance with the New York law (without regard to principles of conflicts of law). This letter agreement may be signed in any number of counterparts, each of which shall be an original and all of which shall together constitute one and the same letter agreement. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this letter agreement by such party.

Very truly yours,

PRENCEN LENDING LLC
By: Prentice Capital Management, LP, as
Manager

By: /s/ Mathew Hoffman
Name: Mathew Hoffman
Title: General Counsel

Acknowledged and Agreed to
by:

ASCENDIA BRANDS, INC.

By: /s/ Andrew Sheldrick
Name: Andrew Sheldrick
Title: General Counsel